8585 Côte-de-Liesse
PO Box 1800
Saint-Laurent, Québec
Canada H4L 4X4

Tel (514) 341-6780
Fax (514) 341-7699
www.cae.com
March 9, 2023

VIA EDGAR

TO:     United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549
United States

ATT:    Dale Welcome
Ernest Greene

RE:     CAE Inc.
Form 40-F for the Fiscal Year Ended March 31, 2022
Filed June 23, 2022
File No. 001-31402

Dear Sir, Madam:

We are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission in the Staff’s letter to CAE Inc. (the “Company”) dated February 27, 2023.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each of them.

Please do not hesitate to contact the undersigned if you have any questions regarding this letter or if you require additional information.

Very truly yours,

/s/ Sonya Branco
Executive Vice President, Finance & CFO

T. 514-340-5393
E. sonya.branco@cae.com

RESPONSES TO THE STAFF’S LETTER DATED FEBRUARY 27, 2023

Form 40-F for the Fiscal Year Ended March 31, 2022

Management's Discussion and Analysis
4. Consolidated Results, page 22

1.    You disclosed that you continue to be affected by ongoing supply chain disruptions. Please revise MD&A in future filings to more fully address whether supply chain disruptions materially affect your outlook or business goals. Quantify and disclose, to the extent possible, how your revenues, profits, and/or liquidity have been impacted, and discuss known trends or uncertainties resulting from mitigation efforts undertaken, including whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval.

CAE Response:

We acknowledge the Staff’s comments regarding the disclosure surrounding our ongoing supply chain disruptions and we confirm to the Staff that we undertake, in future filings, to more fully address whether supply chain disruptions materially affect our outlook or business goals, including by quantifying and disclosing, to the extent possible, how our revenues, profits, and/or liquidity have been impacted, and by discussing known trends or uncertainties resulting from mitigation efforts undertaken, including whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval.

Consolidated Financial Statements
Note 3 - Business Combinations, page 24

2.     Please provide us with the significance test calculations of Rule 1-02(w) of Regulation S-X supporting your conclusion that L3Harris Technologies Military Training business’ financial statements, pursuant to Rule 3-05 of Regulation S-X, were not required to be presented.

CAE Response:

Regulation 51-102 respecting Continuous Disclosure Obligations (“NI 51-102”) promulgated by the Autorité des marchés financiers, the Company’s principal securities regulatory authority in Canada, sets forth the applicable criteria for determining whether a transaction meets the significance tests that trigger additional disclosure requirements, including a Business Acquisition Report, under the Canadian securities regulations. NI 51-102 sets out three significance tests: an asset test, an investment test and a profit or loss test. For a TSX-listed issuer such as the Company, an acquisition triggers the additional disclosure requirements only if the acquisition satisfies 2 or more of these significance tests.

We confirm to the Staff that, in connection with the acquisition of the L3Harris Technologies’ Military Training’s business, the Company performed the analyses that are required under NI 51-102 and concluded that the acquisition did not satisfy 2 or more of the significance tests under NI 51-102 and that, as such, the filing of a Business Acquisition Report (which would have been filed on a Form 6-K in the United States) was not required.

Based on our understanding of the rules of the Multijurisdictional Disclosure System (“MJDS”), as confirmed by the Staff of the Division of Corporation Finance, the separate financial reporting requirements of Rule 3-05 of Regulation S-X do not apply to MJDS filings, such as the annual reports on Form 40-F of eligible Canadian registrants. Rather, the financial statements included in the MJDS filing must be compliant with the requirements under applicable Canadian regulations and disclosure requirements.